September 14, 2010

Via Facsimile, EDGAR and Overnight Mail

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

RE:  Home Federal Bancorp, Inc. Comment Letter dated August 30, 2010

Dear Mr. Cline:

This letter sets forth the responses of Home Federal Bancorp, Inc. (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2010. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

1.
Please refer to our previous comment 2 in our letter dated June 21, 2010. We note your response and your disclosure on page 22 of your June 30, 2010, Form 1O-Q that "certain modifications are accounted for as troubled debt restructurings." However, we could not locate disclosure that was responsive to our comment. Please revise your filings to disclose whether you make modifications to loans that you do not account for as troubled debt restructurings. Quantify the balance of such loans and provide disclosure as to how you concluded that such modifications did not constitute troubled debt restructurings. If any modifications relate to extensions of loans, please clarify whether you make the extensions at the then current market rate as opposed to the contractual rate. If you make extensions at the contractual rate, disclose how you concluded that those modifications should not be accounted for as troubled debt restructurings.

Response:

Our internal process used to assess whether a modification should be reported and accounted for as a troubled debt restructuring includes an assessment of the borrower's payment history, considering whether the borrower is in financial difficulty, whether a concession has been granted, and whether it is likely the borrower will be able to perform under the modified terms. We consider rate reductions below market rate, extensions of the loan maturity date that would not otherwise be considered, and deferrals or forgiveness of principal or interest as examples of modifications that are concessions.

We reviewed modifications to loans not accounted for as troubled debt restructurings and have determined the balance of such loans at June 30, 2010, to be $3.4 million. Approximately $2.5 million of those modifications resided in the covered loan portfolio of Community First Bank and $850,000 in the organic loan portfolio. These loans were not considered to be troubled debt restructurings because the borrower was not under financial difficulty at the time of the modification or extension. Extensions are made at market rates as evidenced by comparison to newly originated loans of generally comparable credit quality and structure.

We will amend our June 30, 2010, Form 10-Q to include the above narrative.

2.
Please refer to our previous comment 3 in our letter dated June 21, 2010. We note your response and your statement that you will include the requested disclosures in future filings but we could not locate the disclosure in your June 30, 2010 Form 10-Q. Please revise your future filings and provide the requested disclosure.

We intended to include the requested disclosure in our Form 10-K for our fiscal year ended September 30, 2010, since we disclose comprehensive and more detailed policy statements on our credit administration processes  in our annual report on Form 10-K and believed our response to you was sufficient to meet your request at that time. We will amend our June 30, 2010, Form 10-Q to include the narrative we provided in our response to your letter dated June 21, 2010.

3.
We note your tabular disclosure on page 13 regarding the amount of impaired loans that did not require an allowance. Please revise to disclose your specific charge-off policy, including the information considered when determining that a loan or a portion of a loan is uncollectible. Differentiate between the information considered for collateral dependent loans and non-collateral dependent loans. Disclose the impact your charge-off policy has on this disclosure, i.e. have you done partial charge-offs on the impaired loans with no allowance or an allowance is not required due to sufficient collateral or cash flow coverage. Please separately quantify the balances of impaired loans related to the acquisition of Community First Bank that do not require a specific allowance.

A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due as scheduled according to the original terms of the agreement.  Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of collateral, if the loan is collateral dependent. Estimated probable losses on non-homogenous loans (generally commercial real estate and acquisition and land development loans) in our organic portfolio that are subject to ASC 310-10-35 impairment are allocated specific allowances. Therefore, impaired loans in our organic portfolio that are reported without a specific allowance are reported as such due to collateral or cash flow sufficiency, as applicable. Estimated probable losses on non-homogeneous loans that are covered under the loss share agreement with the FDIC are charged down and a specific allowance is not allocated to those loans. Impaired loans related to the Community First Bank acquisition include loans whose credit quality has deteriorated since the acquisition date. Impaired loans without a specific allowance in our organic and acquired loan portfolios totaled $4.7 million and $5.2 million at June 30, 2010, respectively. Partial charge offs on impaired loans in our acquired loan portfolio reduced outstanding balances by $153,000 at June 30, 2010.

We will amend our June 30, 2010, Form 10-Q to include the above narrative.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at 208-468-5156.

Sincerely,

Eric S. Nadeau
Executive Vice President
Chief Financial Officer
Home Federal Bancorp, Inc.

cc:           Rebekah Blakeley Moore, Staff Accountant